Exhibit 99.1

November 5, 2021
Dear Taboola.com Ltd. Shareholders:
We cordially invite you to attend the Special General Meeting of Shareholders of Taboola.com Ltd. (the “Meeting”), to be held on December 14, 2021 at 5:00 p.m. (Israel time), at the Company’s offices located at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel.
At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors unanimously recommends that you vote FOR the proposal listed in the Notice.
Only shareholders of record at the close of business on November 4, 2021 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,

Zvi Limon
Chairman of the Board of Directors

Notice of Special General Meeting of Shareholders
To be Held on Tuesday December 14, 2021
Dear Taboola.com Ltd. Shareholders:
We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Taboola.com Ltd. (the “Company”), to be held on Tuesday, December 14, 2021 at 5:00 p.m. (Israel time), at the Company’s offices located at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel.
The following proposal (the “Proposal”) is on the agenda for the Meeting:
1.
To approve an amendment to the Company’s compensation policy for executive officers and directors to allow the Company to satisfy tax withholding obligations related to equity-based compensation and to approve a corresponding amendment to the compensation terms of the Company’s directors and Chief Executive Officer, each as detailed in the Company’s proxy statement dated November 5, 2021.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 4, 2021, either directly as a beneficial owner holding through a bank, broker, trustee or other nominee that is one of our shareholders of record at such time
You can vote your ordinary shares by attending the Meeting, by completing and signing the proxy card to be distributed with the proxy statement or voting by telephone or Internet. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 4, 2021, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).
Our board of directors unanimously recommends that you vote FOR the above Proposal, which is described in the proxy statement.
The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to another specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is November 12, 2021. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investors.taboola.com or at our offices at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel upon prior written notice and during regular working hours (telephone number: +972-3-696-6966) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on December 13, 2021 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By Order of the Board of Directors,

Zvi Limon
Chairman of the Board of Directors

Proxy Statement
Special General Meeting of Shareholders
To Be Held on Tuesday December 14, 2021
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Taboola.com Ltd. (the “Company” or “Taboola”) to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Tuesday, December 14, 2021, at 5:00 p.m. (Israel time), at the Company’s offices located at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel.
This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Taboola’s ordinary shares, beginning November 5, 2021.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 4, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The following matter (the “Proposal”) is on the agenda for the Meeting:
1.
To approve an amendment to the Company’s compensation policy for executive officers and directors to allow the Company to satisfy tax withholding obligations related to equity-based compensation and to approve a corresponding amendment to the compensation terms of the Company’s directors and Chief Executive Officer, each as detailed in the Company’s proxy statement dated November 5, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” the above Proposal.
Quorum and Adjournment
On November 4, 2021, the record date for the Meeting, we had a total of 231,883,583 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on November 4, 2021, is entitled to one vote on the Proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting in person or by proxy but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The Proposal on the Meeting agenda is not considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposal.
Vote Required for Approval of the Proposal
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the Proposal.
The approval of the Proposal is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.
For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, alone or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.
If you do not indicate whether or not you are a controlling shareholder or have a personal interest with respect to the Proposal, by marking “YES” or NO” on the proxy card or voting instruction form (or in your electronic submission), your ordinary shares will not be voted for the Proposal.
As of this date, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in the Proposal. Such shareholders should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).
Solely in connection to the approval of the amendment to the compensation policy for executive officers and directors (the “Compensation Policy”), the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows our Board to approve such Proposal even if the Special General Meeting of Shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.
Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote
You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:
•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders
If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 13, 2021.
If you provide specific instructions (by marking a box) with regard to the Proposal, your ordinary shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions your ordinary shares will be voted in favor of the Proposal in accordance with the recommendation of the Board, assuming you indicated on your proxy whether or not you are a controlling shareholder or have a personal interest. The persons named as proxies in the enclosed proxy card will vote in accordance with their best judgment and the recommendation of the Board on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association.
Beneficial Owners
If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 4, 2021, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: filing with us a written notice of revocation sent to the attention of Ross Miga, Assistant Corporate Secretary, Taboola.com Ltd., 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel; properly submitting a duly executed proxy bearing a later date; or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders beginning November 9, 2021. Certain officers, directors, employees and agents of Taboola, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.
Availability of Proxy Materials
The notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://investors.taboola.com. The contents of that website are not a part of this proxy statement.
Assistance in Voting your Shares
Your vote is important! If you are a Registered Holder and you have general questions about how to cast your vote by internet, phone, or mail, please call Broadridge Financial Solutions, Inc., at +1-303-562-9304 (international) or +1-844-998-0339 (toll free in the U.S. and Canada).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group, as of September 30, 2021.
Name of beneficial owner	Number(1)	%(2)
5% Holders
Evergreen(3)	24,275,381	10.48%
Marker(4)	15,044,534	6.49%
Pitango(5)	12,387,648	5.35%
STG III, L.P.(6)	17,328,049	7.48%
Name and Address of Beneficial Owners Executive Officers and Directors
Adam Singolda (7)	13,436,654	5.80%
Eldad Maniv(8)	7,362,527	3.18%
Lior Golan(9)	6,055,272	2.61%
Stephen Walker	*	*
Kristy Sundjaja	*	*
Zvi Limon	2,580,993	1.11%
Erez Shachar(10)	24,275,381	10.48%
Nechemia J. Peres(11)	12,387,648	5.35%
Richard Scanlon(12)	15,044,534	6.49%
Deirdre Bigley	*	*
Lynda Clarizio	*	*
Gilad Shany	*	*
All executive officers and directors as a group (12 persons)	82,398,947	35.57%
*	Indicates ownership of less than 1%.
(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 231,640,546 ordinary shares issued and outstanding as of September 30, 2021. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of 21,822,632 ordinary shares held by Evergreen V, L.P and 2,452,749 ordinary shares held by Evergreen VA, L.P (the “Evergreen Entities”). Evergreen 5 G.P. Ltd. is the General Partner of the General Partner of the Evergreen Entities. Erez Shachar, Boaz Dinte, Amichai Hammer, Adi Gan and Ronit Bendori are the principals of Evergreen Venture Partners Ltd., the sole shareholder of Evergreen 5 GP Ltd., and hold the voting and dispositive power for the Evergreen Entities. Investment and voting decisions with respect to the shares held by the Evergreen Entities are made by the principals of Evergreen Venture Partners Ltd. The address for Evergreen V, L.P and Evergreen VA, L.P. is Museum Building, 7th Floor; 4 Berkovich St.; Tel Aviv 6133002, Israel.

(4)
Consists of 9,863,188 ordinary shares held by Marker Lantern II Ltd., 3,416,534 ordinary shares held by Marker TA Investments Ltd., 1,254,300 ordinary shares held by Marker II LP. Taboola Series E LP, and 510,512 ordinary shares held by Marker Follow-On Fund, LP. The address for Marker Lantern II Ltd., Marker TA Investments Ltd., Marker II LP. Taboola Series E LP and Marker Follow-On Fund, LP is 110 E 59th St. 28th Floor, New York, NY 1002.

(5)
Consists of 10,746,734 ordinary shares held by Pitango Venture Capital Fund VI L.P. (the “Pitango Entities”). Pitango V.C. Fund VI, L.P. is the General Partner of the Pitango Entities and Pitango GP Capital Holdings Ltd. is the General Partner of the General Partner of the Pitango Entities. Messrs. Zeev Binman, Aaron Mankovski, Isaac Hillel, Nechemia (Chemi) Peres and Rami Kalish are the managing partners of Pitango GP Capital Holdings Ltd. and hold the voting and dispositive power for the Pitango Entities. Investment and voting decisions with respect to the shares held by the Pitango Entities are made by the managing partners of Pitango GP Capital Holdings Ltd. 1,384,470 ordinary shares are held by Pitango Venture Capital Fund VIA, L.P and 256,444 ordinary shares are held by Pitango Venture Capital Principals Fund VI L.P, The address for Pitango Venture Capital Fund VI L.P, Pitango Venture Capital Fund VIA, L.P and Pitango Venture Capital Principals Fund VI L.P is 11 HaMenofim St. Bldg. B Herzliya 4672562, Israel.

(6)
Based on a Statement of Beneficial Ownership on Schedule 13G filed with the SEC on September 14, 2021. STG III GP, L.P. is the sole General Partner of STG III, L.P. and STG III-A, L.P. (the “STG Entities”) and consequently has the power to vote or direct the voting, or dispose, or direct the disposition of all of the reported shares. STG UGP, LLC is the sole General Partner of STG III GP, L.P. and controls the voting or disposition of all of the reported shares. Dr. Wadhwani is the Manager of STG UGP, LLC and either has the sole authority and discretion to manage and conduct the affairs of STG UGP, LLC or has veto power over the management and conduct of STG UGP, LLC. STG III GP, L.P.; STG UGP, LLC and Dr. Wadhwani each disclaim beneficial ownership of the shares held directly by the STG Entities except to the extent of their pecuniary interest. The record holder of the reported shares is Shop Management, LLC. The address for the STG Entities, STG III GP, L.P and STG UGP, LLC is 1300 El Camino, Suite 3000, Menlo Park, California 94025.
(7)	Consists of 5,267,827 ordinary shares and 8,168,827 ordinary shares underlying vested restricted stock units or options to acquire ordinary shares exercisable with 60 days of September 30, 2021.
(8)	Consists of 2,786,755 ordinary shares and 4,575,772 ordinary shares underlying vested restricted stock units or options to acquire ordinary shares exercisable with 60 days of September 30, 2021.
(9)	Consists of 133,118 ordinary shares and 5,922,154 ordinary shares underlying vested restricted stock units or options to acquire ordinary shares exercisable with 60 days of September 30, 2021.
(10)
Erez Shachar is a Managing Partner of Evergreen Venture Partners and may be deemed to share voting and dispositive power of the shares held by the Evergreen entities described above. Mr. Shachar otherwise disclaims beneficial ownership over the shares beneficially owned by the Evergreen entities described above.

(11)
Nechemia J. Peres is a Managing Partner and Co-Founder of Pitango Venture Capital and may be deemed to share voting and dispositive power of the shares held by the Pitango entities described above. Mr. Peres otherwise disclaims beneficial ownership over the shares beneficially owned by the Pitango entities described above.

(12)
Richard Scanlon is a Managing Partner and Founder of Marker LLC and exercises voting and dispositive power of the shares held by the Marker entities described above. Mr. Scanlon otherwise disclaims beneficial ownership over the shares beneficially owned by the Marker entities described above.

PROPOSAL
APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS AND AN AMENDMENT TO THE COMPENSATION TERMS OF THE COMPANY’S DIRECTORS AND CHIEF EXECUTIVE OFFICER
Background
Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as us, are required to adopt a written compensation policy for their executive officers and directors, which address certain items prescribed by the Companies Law. In April 2021, our shareholders approved our current Compensation Policy, following the review and approval of our Board. Such Compensation Policy, as it may be amended from time to time, is in effect through June 30, 2026, which is five years from our initial listing on Nasdaq.
Our Compensation Policy allows us to offer equity-based compensation in a form of share options and/or other equity-based awards, such as Restricted Share Units (“RSUs”) or performance share units in order to attract and retain talent.
In certain jurisdictions, the vesting or settlement of RSUs and other equity awards impose tax liability upon grantees and is subject to withholding by the company issuing the award. One of the mechanisms utilized by companies to satisfy the tax withholding obligation on behalf of its employee’s taxes is a “sell to cover” mechanism by arranging to have sold on a grantee’s behalf a number of shares that is equal in value to the estimated amount required to be withheld.
Another alternative is a net issuance mechanism which allows the company to withhold from a grantee’s equity award (e.g., RSUs or options) the number of shares equal in value to the estimated taxes due on such equity award and release the net, or remaining, number of shares to the grantee’s account. The number of shares withheld is generally based on the fair market price of the shares on a specified date or dates before the withholding. The company then pays the relevant tax authority on behalf of the grantee from its own cash.
Our compensation committee and Board determined that the ability to use a net issuance mechanism is in the Company’s best interests because it (i) assists employees in the U.S. (and other jurisdictions that tax the Company’s employees on the vesting and/or exercise of certain equity awards including, but not limited to, the United Kingdom, France, Spain, India, Mexico and Brazil) in managing the tax liability associated with the vesting or exercise of equity awards, (ii) can mitigate the dilution of outstanding shares caused by the number of new shares issued under the Company’s equity award programs, and (iii) potentially reduces market disruption associated with grantee sales to cover taxes on equity award vesting or exercise in accordance with Company vesting or exercise schedules.
Therefore, it is proposed to amend the Compensation Policy by adding a new Section 13.4 and to amend Section 25 as follows (additions are underlined):
“13.4	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.”
“25.
. . . Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.”

Furthermore, it is proposed to amend the compensation terms of all the Company’s directors, including those of Mr. Adam Singolda, who is a director and our Chief Executive Officer, in accordance with the above amendment, such that their equity-based compensation may include a net issuance exercise mechanism, sale to cover or any other mechanism as approved by the Board, to satisfy tax withholding obligations under applicable law.
Our compensation committee and Board approved the amendments described above as they believe that they provide an appropriate framework to promote our objectives, business plan and long-term strategy, to allow the Company to create appropriate incentives to our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate.

Israeli Court Approval
Under the Companies Law, use of a net issuance mechanism to satisfy tax withholding obligations of persons who hold a company’s equity-based awards may be deemed a share repurchase that requires, in certain cases, a court approval to protect the interests of its creditors. Net issuance mechanisms are widely used in U.S. equity plans and do not require court approval.
Accordingly, on October 10, 2021, the Company filed a motion with the Tel Aviv District Court Economic Department (the “Israeli court”) for approval of a program of up to $60,000,000, to be utilized, as determined by the board, in connection with the net issuance mechanism and possible future share repurchases (the “Motion”). If granted, the approval by the Israeli court would be limited to the period specified in the Israeli court decision which is typically a six (6) month period.
On October 12, 2021, the Israeli court reviewed the Motion and granted a preliminary decision (the “Decision”) ordering the Company to serve the Motion and the Decision on certain authorities in Israel, including the Official Receiver (the “Authorities”), publish a notice to its creditors, and file any document or notice received from the Authorities or from the Company’s creditors, with the court. The Israeli court ordered the Authorities to submit their position regarding the Motion until November 12, 2021. On October 14, 2021, the Official Receiver’s position statement, which supported the Motion, was filed with the Israeli court. The creditors of the Company may apply to the Israeli court and object to the Motion until November 14, 2021.
The Motion, if approved as requested, would also permit the Company to engage, if so determined by its board of directors, in share repurchase programs. Any such share repurchase program and the use of a net issuance mechanism would be subject to the aggregate $60,000,000 limit. The Company does not have a current intention to adopt a share repurchase program.
Assuming the Israeli court approves the Motion, the Company expects to make successive requests, every six months, to the Israeli court for approval to use the net issuance mechanism for the foreseeable future for awards in the U.S. and other jurisdictions where vesting and/or exercise triggers a tax liability for the Company’s directors, officers and other employees, absent unusual circumstances, and possible future share repurchase plans. Taxation is not currently triggered by the vesting and/or exercise of equity awards in Israel.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, to approve the amendment to the Company’s compensation policy for executive officers and directors and the corresponding amendment to the compensation terms of the Company’s directors and Chief Executive Officer, each as detailed in the Company’s Proxy Statement, dated November 5, 2021.
Vote Required
See “Vote Required for Approval of the Proposal” above.
Board Recommendation
The Board unanimously recommends a vote “FOR” the proposal.

OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, the persons named as proxies will vote, in their discretion, according to their best judgment and the recommendation of the Board.
ADDITIONAL INFORMATION
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,

Zvi Limon
Chairman of the Board of Directors
Dated: November 5, 2021